UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            FIELDS TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   31659S 10 7
                                 (CUSIP Number)

                                 General Partner
                         Andersen, Weinroth & Co., L.P.
                     1330 Avenue of the Americas, 36th Floor
                            New York, New York 10019
                             Telephone: 212-842-1600

                                 with a copy to:

                             Edward W. Kerson, Esq.
                             Rabinowitz & Kerson LLP
                           161 Avenue of the Americas
                          New York, New York 10013-1205
                            Telephone: (212) 768-1666

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 11, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 10 Pages)

CUSIP No. 31659S 10 7                                         Page 2 of 10 Pages


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON               S.S. OR I.R.S. IDENTIFICATION NO.
                                              OF ABOVE PERSON
       AW Fields Acquisition, LLC

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS    OO

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

--------------------------------------------------------------------------------
      NUMBER OF              7     SOLE VOTING POWER
                                          -0-
   NUMBER OFSHARES           ---------------------------------------------------
                             8     SHARED VOTING POWER
    BENEFICIALLY                        23,333,334
                             ---------------------------------------------------
     OWNED BY                9     SOLE DISPOSITIVE POWER
                                          -0-
   EACH REPORTING            ---------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
   PERSON WITH                          23,333,334
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       23,333,334

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.6%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO

--------------------------------------------------------------------------------

CUSIP No. 31659S 10 7                                         Page 3 of 10 Pages


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON               S.S. OR I.R.S. IDENTIFICATION NO.
                                              OF ABOVE PERSON
       G. Chris Andersen

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS    Not applicable

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION   United States

--------------------------------------------------------------------------------
      NUMBER OF              7     SOLE VOTING POWER
                                          -0-
   NUMBER OFSHARES           ---------------------------------------------------
                             8     SHARED VOTING POWER
    BENEFICIALLY                        23,333,334
                             ---------------------------------------------------
      OWNED BY               9     SOLE DISPOSITIVE POWER
                                          -0-
   EACH REPORTING            ---------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
    PERSON WITH                         23,333,334
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       23,333,334

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.6%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN

--------------------------------------------------------------------------------

CUSIP No. 31659S 10 7                                         Page 4 of 10 Pages


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON               S.S. OR I.R.S. IDENTIFICATION NO.
                                              OF ABOVE PERSON
       Stephen D. Weinroth

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS    Not applicable

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION   United States

--------------------------------------------------------------------------------
      NUMBER OF              7     SOLE VOTING POWER
                                          -0-
   NUMBER OFSHARES           ---------------------------------------------------
                             8     SHARED VOTING POWER
    BENEFICIALLY                        23,333,334
                             ---------------------------------------------------
      OWNED BY               9     SOLE DISPOSITIVE POWER
                                          -0-
   EACH REPORTING            ---------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
    PERSON WITH                         23,333,334
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       23,333,334

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.6%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN

--------------------------------------------------------------------------------

CUSIP No. 31659S 10 7                                         Page 5 of 10 Pages


Item 1.  Security and Issuer

      This Schedule 13D relates to shares of common stock, $.01 par value ("Common Stock"), of Fields Technologies, Inc. (the "Company"). The address of the principal executive office of the Company is 333 Main Street, Park City, Utah 84060.

Item 2. Identity and Background

      This Schedule 13D is being filed on behalf of each of the following, who are collectively referred to as the "Reporting Persons":

      AW Fields Acquisition, LLC ("AW Fields"), a Delaware limited liability company, with its principal business office at 1330 Avenue of the Americas, 36th Floor, New York, New York 10019. AW Fields is a holding company formed for the purpose of investing in the Company. The management of AW Fields is vested in its Class 1 Member, AWEE II, LLC ("AWEE"); the management of AWEE is vested in its Class 1 Member, Andersen, Weinroth & Co., L.P. ("AW"); and the management of AW is vested in its general partner, A.W. & Co. GP Inc., which is wholly-owned by G. Chris Andersen and Stephen D. Weinroth.

      G. Chris Andersen and Stephen D. Weinroth, each of whom is a United States citizen, with his business address at Andersen, Weinroth & Co., L.P., 1330 Avenue of the Americas, 36th Floor, New York, New York 10019. The principal occupation of each is the management of AW, a private merchant bank specializing in private equity investments.

      During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to any civil proceeding of a judicial or administrative body of competent jurisdiction subjecting them to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      AW Fields entered into a securities purchase agreement with the Company, dated March 27, 2002 (the "Purchase Agreement"), under which (a) AW Fields loaned the Company $1,750,000 (the "Loan") in exchange for a promissory note in the principal amount of $1,750,000, bearing interest at a rate of 10% a year, and maturing on October 31, 2005 (the "Note"), and (b) Randall K. Fields, the Company's chief executive officer, granted AW Fields an option to purchase from him 17,500,000 shares of his Common Stock, which would be exercisable, by delivery to Mr. Fields of the Note, if the Purchase Agreement were terminated (the "RKF Option"). The capital of AW Fields was the source of funds for the Loan. Under the Purchase Agreement, AW Fields agreed, subject to certain conditions (including an amendment of the

CUSIP No. 31659S 10 7                                         Page 6 of 10 Pages


Company's certificate of incorporation to increase its authorized shares), to exchange (the "Exchange") the Note for 11,666,667 shares of Common Stock (subject to adjustment in certain circumstances) and a warrant to purchase up to an additional 11,666,667 shares of Common Stock for $0.1725 a share (subject to adjustment in certain circumstances), on or before March 27, 2005 (the "Warrant"). Under the Purchase Agreement, upon the consummation of the Exchange, the RKF Option would terminate. The parties consummated the Exchange on June 11, 2002. Simultaneously with the execution and delivery of the Purchase Agreement, AW Fields and the Company entered into a registration rights agreement (the "Registration Rights Agreement"), under which the Company agreed, subject to certain conditions, to effect registrations of shares of Common Stock owned by AW Fields and certain other stockholders. Reference is made to Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5 to this Schedule 13D, which are the Purchase Agreement, the Note, the Warrant, the RKF Option, and the Registration Rights Agreement, respectively.

Item 4. Purpose of Transaction

      AW Fields acquired the shares of Common Stock and the Warrant as an investment.

      Under the Purchase Agreement, the Company agreed that, as long as AW Fields, its members, and their affiliates and associates continue to beneficially own at least 25% of the shares of Common Stock issued and sold under the Purchase Agreement and issuable upon exercise of the Warrant, (a) AW Fields shall be entitled to designate one individual to be nominated for election to the Company's board of directors (for whom Randall K. Fields has agreed to vote or cause to be voted, at each stockholders meeting at which that individual is nominated (and in each written consent of stockholders for that purpose), all the shares of capital stock of the Company over which he exercises the power to vote or to control the vote), and each individual so elected shall be permitted, in his discretion, to serve as a member of any or all of the committees of the board of directors, and (b) the Company shall not, and shall not permit any of its subsidiaries to, engage in any transaction, or series of related transactions, with an affiliate of the Company (other than transactions between or among the Company and its subsidiaries, or between or among such subsidiaries), unless the transaction or transactions shall have been approved by either (i) a majority of the members of the Company's board of directors who are independent (as independence is defined in sections 303.01(B)(2)(a) and (3) of the New York Stock Exchange's listing standards) (it being understood that, notwithstanding anything to the contrary, a director designated by AW Fields shall be deemed to be independent for these purposes), or (ii) AW Fields. Simultaneously with the consummation of the Exchange, Stephen D. Weinroth was elected to the Company's board of directors.

      AW Fields intends to review its investment in the Company on a regular basis, and, as a result of such review, it or its members, or their affiliates or associates may at any time or from time to time acquire additional securities of the Company in open market transactions or otherwise.

      Except as set forth above, none of the Reporting Persons has any plans or proposals relating to or that would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 31659S 10 7                                         Page 7 of 10 Pages


Item 5. Interest in Securities of the Issuer

      AW Fields beneficially owns an aggregate of 23,333,334 shares of Common Stock, representing approximately 12.6% of the outstanding shares of Common Stock .

      The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

      As the Class 1 Member of AW Fields, AWEE is entitled to 20% of all distributions of cash and other property by AW Fields, after the other members of AW Fields have received cash and other property from AW Fields having an aggregate fair value equal to $1,750,000 plus an amount in the nature of interest on $1,750,000, compounded semiannually, at the rate of 10% a year. At present, AW is entitled to all cash and other property distributions AWEE receives from AW Fields. G. Chris Andersen and Stephen D. Weinroth, through their interests in AW, have an indirect interest in such cash and other property distributions.

      Except as set forth above, none of the Reporting Persons beneficially owns any shares of Common Stock.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      The information in Items 3, 4, and 5 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

      99.1 Securities Purchase Agreement, dated March 27, 2002, between the Company and AW Fields (filed as Exhibit 10.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on April 9, 2002 (the "April 8-K") and incorporated herein by reference).

      99.2 Promissory Note, dated March 27, 2002, issued by the Company to AW Fields (filed as Exhibit 10.2 to the April 8-K and incorporated herein by reference).

      99.3 Warrant to Purchase Common Stock, dated June 11, 2002, issued by the Company to AW Fields.

      99.4 Option to Purchase Common Stock, dated March 27, 2002, issued by Randall K. Fields to AW Fields.

      99.5 Registration Rights Agreement, dated March 27, 2002, between AW Fields and the Company.

      99.6 Joint Filing Agreement, dated July 12, 2002, among the Reporting Persons.

CUSIP No. 31659S 10 7                                         Page 8 of 10 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: July 12, 2002


                                     AW FIELDS ACQUISITION, LLC


                                          By: AWEE II, LLC, its Class 1 Member


                                          By: ANDERSEN, WEINROTH & CO., L.P.,
                                              its Class 1 Member


                                          By: A.W. & CO. GP  INC.,
                                              its General Partner


                                          By: /s/ Stephen D. Weinroth
                                              --------------------------
                                              Name:  Stephen D. Weinroth
                                              Title: President


                                              /s/ G. Chris Andersen
                                              --------------------------
                                                  G. Chris Andersen


                                              /s/ Stephen D. Weinroth
                                              --------------------------
                                                  Stephen D. Weinroth

CUSIP No. 31659S 10 7                                         Page 9 of 10 Pages

                                  Exhibit Index

      99.1 Securities Purchase Agreement, dated March 27, 2002, between the Company and AW Fields (filed as Exhibit 10.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on April 9, 2002 (the "April 8-K") and incorporated herein by reference).

      99.2 Promissory Note, dated March 27, 2002, issued by the Company to AW Fields (filed as Exhibit 10.2 to the April 8-K and incorporated herein by reference).

      99.3 Warrant to Purchase Common Stock, dated June 11, 2002, issued by the Company to AW Fields.

      99.4 Option to Purchase Common Stock, dated March 27, 2002, issued by Randall K. Fields to AW Fields.

      99.5 Registration Rights Agreement, dated March 27, 2002, between AW Fields and the Company.

      99.6 Joint Filing Agreement, dated July 12, 2002, among the Reporting Persons.

CUSIP No. 31659S 10 7                                        Page 10 of 10 Pages


                                                                    Exhibit 99.6

                             JOINT FILING AGREEMENT

      This will confirm the agreement among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, $.01 par value, of Fields Technologies, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Dated: July 12, 2002


                                     AW FIELDS ACQUISITION, LLC


                                          By: AWEE II, LLC, its Class 1 Member


                                          By: ANDERSEN, WEINROTH & CO., L.P.,
                                              its Class 1 Member


                                          By: A.W. & CO. GP  INC.,
                                              its General Partner


                                          By: /s/ Stephen D. Weinroth
                                              --------------------------
                                              Name:  Stephen D. Weinroth
                                              Title: President


                                              /s/ G. Chris Andersen
                                              --------------------------
                                                  G. Chris Andersen


                                              /s/ Stephen D. Weinroth
                                              --------------------------
                                                  Stephen D. Weinroth